UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

American Sands Energy Corp.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

02936r105

(CUSIP number)

William C. Gibbs

4760 S. Highland Dr.

Suite 341

Salt Lake City, Utah 84117

(801) 277-7888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 02936r105	13D	Page 2 of 6 pages

1.	NAMES OF REPORTING PERSONS
Bleeding Rick LLC EIN 20-1962701

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 SHARES
	8.	SHARED VOTING POWER 9,835,700 SHARES
	9.	SOLE DISPOSITIVE POWER 0 SHARES
	10.	SHARED DISPOSITIVE POWER 9,835,700 SHARES

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,835,700 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
33.9%

14.	TYPE OF REPORTING PERSON
OO

CUSIP No. 02936r105	13D	Page 3 of 6 pages

1.	NAMES OF REPORTING PERSONS

William C. Gibbs
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,123,700 SHARES
	8.	SHARED VOTING POWER 12,864,732 SHARES
	9.	SOLE DISPOSITIVE POWER 4,123,700 SHARES
	10.	SHARED DISPOSITIVE POWER 12,864,732 SHARES

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,988,432 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
47%

14.	TYPE OF REPORTING PERSON
IN

CUSIP No. 02936r105	13D	Page 4 of 6 pages

1.	NAMES OF REPORTING PERSONS

Hidden Peak Partners, LC EIN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 SHARES
	8.	SHARED VOTING POWER 3,029,032 SHARES
	9.	SOLE DISPOSITIVE POWER 0 SHARES
	10.	SHARED DISPOSITIVE POWER 3,029,032 SHARES

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,029,032 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
9.5%

14.	TYPE OF REPORTING PERSON
OO

CUSIP No. 02936r105	13D	Page 5 of 6 pages

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 2 supplements and amends certain information in the Statement on Schedule 13D filed on June 13, 1011 (the “Initial Schedule 13D”), the Amendment No. 1 to the Initial Schedule 13D filed on February 23, 2012 (“Amendment No. 1” and, together with this “Amendment No. 2,” this “Schedule 13D”) by William C. Gibbs and Bleeding Rock LLC as to the Initial Schedule 13D and including Hidden Peak Partners LC as to Amendment No. 1 relating to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of American Sands Energy Corp. (the “Issuer”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Initial Schedule 13D and Amendment No. 1.

Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Initial Schedule 13D, as amended, is hereby amended and restated in its entirety as follows:

(a) As of August 14, 2013, the Issuer had 28,990,715 shares of Common Stock issued and outstanding as reported in the Issuers annual report on Form 10-Q filed with the Securities and Exchange Commission on August 19, 2013.  After the consummation of the transactions described below in paragraph (c) of this Item 5, Bleeding Rock has shared power to vote and direct the disposition of 9,835,700 shares of Common Stock, which constitutes approximately 33.9% of the outstanding shares; Mr. Gibbs beneficially owns 16,988,432 shares of Common Stock (consisting of the shares beneficially owned by Bleeding Rock, 2,025,000 shares issuable upon exercise of vested options, 2,098,700 shares issuable upon conversion of accrued salary, and the shares beneficially owned by Hidden Peak), which constitutes 47% of the outstanding shares; and Hidden Peak beneficially owns 3,029,032 shares of Common Stock (consisting of shares issuable upon conversion of a promissory note) which constitutes 9.5% of the outstanding shares.

(b) Mr. Gibbs is the manager of both Hidden Peak and Bleeding Rock, and as such he has shared voting and dispositive power with both entities.

(c) The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days, except as follows: On August 20, 2013, Bleeding Rock transfered 464,300 shares of Common Stock in a private transaction as consideration for a 12-month consulting agreement and sold a promissory note in the principal amount of $214,281 convertible into 535,704 shares of Common Stock in a private transaction for an aggregate of $53,570.

(d) The Reporting Persons have the shared right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock they own as provided herein.

(e) Not applicable.

CUSIP No. 02936r105	13D	Page 6 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2013	Bleeding Rock LLC

By:
William C. Gibbs, Managing Member

Dated: August 27, 2013	Hidden Peak Partners, LLC

By:
William C. Gibbs, Managing Member

Dated: August 27, 2013

By:
William C. Gibbs